Notice to ASX and LSE

Rio Tinto Annual General Meetings

4 May 2017

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 12 April 2017 and

4 May 2017 respectively.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 19 contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 20 to 23 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 20 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.

All resolutions were carried by poll. The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out in Appendix 2.

In accordance with the UK Listing Authority’s Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

		For	Against	Withheld / Abstained ¹	Result
1	Receipt of the 2016 Annual report	1,239,477,785	13,288,213	5,245,517	CARRIED
2	Approval of the Directors’ report on Remuneration and Remuneration Committee chairman’s letter	1,129,958,024	92,941,663	35,076,929	CARRIED
3	Approval of the Remuneration Report	1,132,204,096	101,328,803	24,441,482	CARRIED
4	Approval of potential termination benefits	1,226,592,667	29,138,285	2,245,979	CARRIED
5	To re-elect Megan Clark as a director	1,253,012,384	3,887,320	1,135,664	CARRIED
6	To elect David Constable as a director	1,070,744,135	3,560,357	183,728,871	CARRIED
7	To re-elect Jan du Plessis as a director	1,221,269,986	29,515,768	7,239,952	CARRIED

                                                                                                                                                                                Page 1 of 14

		For	Against	Withheld / Abstained ¹	Result
8	To re-elect Ann Godbehere as a director	1,245,035,496	11,832,885	1,163,658	CARRIED
9	To elect Simon Henry as a director, effective as of 1 July 2017	1,071,367,517	2,925,531	183,739,004	CARRIED
10	To elect Jean-Sébastien Jacques as a director	1,254,397,011	2,488,954	1,146,349	CARRIED
11	To elect Sam Laidlaw as a director	1,070,828,199	2,062,104	185,142,738	CARRIED
12	To re-elect Michael L’Estrange as a director	1,253,885,077	2,959,827	1,186,925	CARRIED
13	To re-elect Chris Lynch as a director	1,253,384,068	3,518,460	1,131,275	CARRIED
14	To re-elect Paul Tellier as a director	1,246,728,108	9,586,996	1,714,265	CARRIED
15	To re-elect Simon Thompson as a director	1,248,862,846	8,135,723	1,035,005	CARRIED
16	To re-elect John Varley as a director	1,240,061,280	16,430,593	1,541,246	CARRIED
17	Re-appointment of auditors	1,228,410,037	29,056,351	560,666	CARRIED
18	Remuneration of auditors	1,253,589,364	3,807,246	633,494	CARRIED
19	Authority to make political donations	1,246,631,614	10,579,199	816,527	CARRIED

¹ In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at Rio Tinto plc’s meeting are aggregated with “abstained” votes at Rio Tinto Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 12 April 2017. Resolution 20 was carried as an ordinary resolution and resolutions 21 to 23 as special resolutions. The results of the polls were as follows:

		For	Against	Withheld	Result
20	General authority to allot shares	915,275,730	101,128,256	2,035,465	CARRIED
21	Disapplication of pre-emption rights	773,128,535	242,117,246	3,187,669	CARRIED

		For	Against	Withheld / Abstained ¹	Result
22	Authority to purchase Rio Tinto plc shares	1,003,583,580	14,357,517	495,043	CARRIED
23	Notice period for general meetings other than annual general meetings	965,487,970	52,601,901	346,346	CARRIED

The following resolution was put to Rio Tinto Limited shareholders only and carried at the Rio Tinto Limited meeting held on 4 May 2017 as a special resolution. The result of the poll was as follows:

		For	Against	Abstained	Result
20	Renewal of off-market and on-market share buy-back authorities	235,806,310	1,321,069	2,469,050	CARRIED

Steve Allen Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Appendix 1

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself.

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS

References in this appendix in respect of resolutions 1-19 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution.

The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows:

	Rio Tinto plc	Rio Tinto Limited
1. Receipt of the 2016 Annual report
Total number of proxy votes exercisable by all proxies validly appointed:	1,018,160,230	234,485,796
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,004,026,553	231,216,756
(ii) was to vote against the resolution	13,189,190	98,396
(iii) was to abstain on the resolution	251,367	4,993,699
(iv) may vote at the proxy's discretion	944,487	3,170,644

2. Approval of the Directors’ report on Remuneration and Remuneration Committee chairman’s letter
Total number of proxy votes exercisable by all proxies validly appointed:	985,788,616	236,997,221
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	919,468,506	206,786,971
(ii) was to vote against the resolution	65,395,616	27,090,188
(iii) was to abstain on the resolution	32,625,440	2,449,511
(iv) may vote at the proxy's discretion	924,494	3,120,062

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
3. Approval of the Remuneration Report
Total number of proxy votes exercisable by all proxies validly appointed:	995,872,922	237,547,716
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	921,721,102	206,712,910
(ii) was to vote against the resolution	73,158,796	27,711,749
(iii) was to abstain on the resolution	22,539,498	1,899,015
(iv) may vote at the proxy's discretion	993,024	3,123,057
4. Approval of potential termination benefits
Total number of proxy votes exercisable by all proxies validly appointed:	1,016,964,537	238,656,671
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	990,157,245	232,283,514
(ii) was to vote against the resolution	25,836,769	3,265,615
(iii) was to abstain on the resolution	1,450,443	791,456
(iv) may vote at the proxy's discretion	970,523	3,107,542
5. To re-elect Megan Clark as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,608,606	239,173,478
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,013,426,974	235,343,013
(ii) was to vote against the resolution	3,223,634	651,352
(iii) was to abstain on the resolution	805,542	326,102
(iv) may vote at the proxy's discretion	957,998	3,179,113

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
6. To elect David Constable as a director
Total number of proxy votes exercisable by all proxies validly appointed:	835,051,958	239,136,948
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	831,260,291	235,233,647
(ii) was to vote against the resolution	2,834,777	720,478
(iii) was to abstain on the resolution	183,362,219	362,632
(iv) may vote at the proxy's discretion	956,890	3,182,823
7. To re-elect Jan du Plessis as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,011,822,475	238,855,146
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	984,616,552	232,853,516
(ii) was to vote against the resolution	26,256,717	2,830,136
(iii) was to abstain on the resolution	6,591,910	644,289
(iv) may vote at the proxy's discretion	949,206	3,171,494
8. To re-elect Ann Godbehere as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,596,709	239,157,620
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,006,703,125	234,131,998
(ii) was to vote against the resolution	9,952,559	1,867,327
(iii) was to abstain on the resolution	817,679	341,959
(iv) may vote at the proxy's discretion	941,025	3,158,295

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
9. To elect Simon Henry as a director, effective as of 1 July 2017
Total number of proxy votes exercisable by all proxies validly appointed:	835,045,221	239,132,211
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	831,884,957	235,244,979
(ii) was to vote against the resolution	2,217,165	700,757
(iii) was to abstain on the resolution	183,367,736	367,278
(iv) may vote at the proxy's discretion	943,099	3,186,475
10. To elect Jean-Sébastien Jacques as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,605,445	239,163,236
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,014,550,463	235,581,837
(ii) was to vote against the resolution	2,099,478	385,957
(iii) was to abstain on the resolution	807,184	336,343
(iv) may vote at the proxy's discretion	955,504	3,195,442
11. To elect Sam Laidlaw as a director
Total number of proxy votes exercisable by all proxies validly appointed:	833,638,687	239,136,000
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	831,789,011	234,769,861
(ii) was to vote against the resolution	895,395	1,161,129
(iii) was to abstain on the resolution	184,775,703	363,045
(iv) may vote at the proxy's discretion	954,281	3,205,010

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
12. To re-elect Michael L’Estrange as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,601,325	239,128,926
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,014,512,648	235,113,234
(ii) was to vote against the resolution	2,139,428	813,630
(iii) was to abstain on the resolution	812,852	370,654
(iv) may vote at the proxy's discretion	949,249	3,202,062
13. To re-elect Chris Lynch as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,625,482	239,159,546
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,013,945,709	235,134,984
(ii) was to vote against the resolution	2,703,822	808,357
(iii) was to abstain on the resolution	787,223	340,032
(iv) may vote at the proxy's discretion	975,951	3,216,205
14. To re-elect Paul Tellier as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,060,309	239,140,743
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,008,571,836	234,285,495
(ii) was to vote against the resolution	7,517,542	1,647,960
(iii) was to abstain on the resolution	1,351,409	358,836
(iv) may vote at the proxy's discretion	970,931	3,207,288

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
15. To re-elect Simon Thompson as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,734,503	239,148,480
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,012,909,201	231,647,864
(ii) was to vote against the resolution	3,850,845	4,281,783
(iii) was to abstain on the resolution	679,886	351,099
(iv) may vote at the proxy's discretion	974,457	3,218,833
16. To re-elect John Varley as a director
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,221,267	239,152,480
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,003,612,680	232,573,986
(ii) was to vote against the resolution	12,641,940	3,365,557
(iii) was to abstain on the resolution	1,192,667	347,099
(iv) may vote at the proxy's discretion	966,647	3,212,937
17. Re-appointment of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	1,018,168,820	239,180,876
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	991,490,623	233,044,319
(ii) was to vote against the resolution	25,734,611	2,901,981
(iii) was to abstain on the resolution	240,533	318,380
(iv) may vote at the proxy's discretion	943,586	3,234,576

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS
	Rio Tinto plc	Rio Tinto Limited
18. Remuneration of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	1,018,158,449	239,125,641
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,014,598,930	234,721,337
(ii) was to vote against the resolution	2,606,460	1,193,085
(iii) was to abstain on the resolution	255,861	372,109
(iv) may vote at the proxy's discretion	953,059	3,211,219
19. Authority to make political donations
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,905,059	239,189,692
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,009,751,560	232,748,157
(ii) was to vote against the resolution	7,198,237	3,319,802
(iii) was to abstain on the resolution	506,243	309,434
(iv) may vote at the proxy's discretion	955,262	3,121,733

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 12 APRIL 2017

Rio Tinto plc
20. General authority to allot shares
Total number of proxy votes exercisable by all proxies validly appointed:	1,016,382,262
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	914,308,462
(ii) was to vote against the resolution	101,113,807
(iii) was to abstain on the resolution	2,035,434
(iv) may vote at the proxy's discretion	959,993

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 12 APRIL 2017
Rio Tinto plc
21. Disapplication of pre-emption rights
Total number of proxy votes exercisable by all proxies validly appointed:	1,015,226,754
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	772,168,042
(ii) was to vote against the resolution	242,101,354
(iii) was to abstain on the resolution	3,187,636
(iv) may vote at the proxy's discretion	957,358
22. Authority to purchase Rio Tinto plc shares
Total number of proxy votes exercisable by all proxies validly appointed:	1,017,919,363
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	1,003,055,696
(ii) was to vote against the resolution	13,927,315
(iii) was to abstain on the resolution	495,022
(iv) may vote at the proxy's discretion	936,352
23. Notice period for general meetings other than annual general meetings
Total number of proxy votes exercisable by all proxies validly appointed:	1,018,068,049
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	964,939,570
(ii) was to vote against the resolution	52,183,038
(iii) was to abstain on the resolution	346,337
(iv) may vote at the proxy's discretion	945,441

PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTION FROM MEETING HELD ON 4 MAY 2017

Rio Tinto Limited
20 Renewal of off-market and on-market share buy-back authorities
Total number of proxy votes exercisable by all proxies validly appointed:	237,029,826
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	232,539,423
(ii) was to vote against the resolution	1,300,365
(iii) was to abstain on the resolution	2,468,011
(iv) may vote at the proxy's discretion	3,190,038

Appendix 2

VOTES CAST AS A PERCENTAGE OF ISSUED CAPITAL

For the purposes of section 341 of the UK Companies Act 2006 (as amended by The Companies (Shareholders' Rights) Regulations 2009) and in respect of Rio Tinto plc, the votes validly cast are expressed as a percentage of Rio Tinto plc's total issued share capital as at 6pm on 10 April 2017.

In respect of Rio Tinto Limited, the votes validly cast are expressed as a percentage of Rio Tinto Limited's issued capital as at 7pm on 2 May 2017.

It should be noted that “withheld” votes at Rio Tinto plc’s meeting and “abstained” votes at Rio Tinto Limited’s meeting are not included in the calculation of the proportion of total votes cast on each resolution. For UK Law purposes, a vote “withheld’ is not a vote in law.

		Rio Tinto plc votes cast as a percentage of Rio Tinto plc's issued capital	Rio Tinto Limited votes cast as a percentage of Rio Tinto Limited's issued capital
Joint Decision Matters
1	Receipt of the 2016 Annual report	74.12%	55.30%
2	Approval of the Directors’ report on Remuneration and Remuneration Committee chairman’s letter	71.77%	55.89%
3	Approval of the Remuneration Report	72.50%	56.02%
4	Approval of potential termination benefits	74.04%	56.28%
5	To re-elect Megan Clark as a director	74.08%	56.41%
6	To elect David Constable as a director	60.79%	56.40%
7	To re-elect Jan du Plessis as a director	73.66%	56.33%
8	To re-elect Ann Godbehere as a director	74.08%	56.40%
9	To elect Simon Henry as a director, effective as of 1 July 2017	60.79%	56.40%
10	To elect Jean-Sébastien Jacques as a director	74.08%	56.40%
11	To elect Sam Laidlaw as a director	60.69%	56.40%
12	To re-elect Michael L’Estrange as a director	74.08%	56.40%

		Rio Tinto plc votes cast as a percentage of Rio Tinto plc's issued capital	Rio Tinto Limited votes cast as a percentage of Rio Tinto Limited's issued capital

13	To re-elect Chris Lynch as a director	74.08%	56.40%
14	To re-elect Paul Tellier as a director	74.04%	56.40%
15	To re-elect Simon Thompson as a director	74.09%	56.40%
16	To re-elect John Varley as a director	74.06%	56.40%
17	Re-appointment of auditors	74.12%	56.41%
18	Remuneration of auditors	74.12%	56.39%
19	Authority to make political donations	74.10%	56.41%
Rio Tinto plc only matters
20	General authority to allot shares	73.99%
21	Disapplication of pre-emption rights	73.91%
22	Authority to purchase Rio Tinto plc shares	74.11%
23	Notice period for general meetings other than annual general meetings	74.12%
Rio Tinto Limited only matters
20	Renewal of off-market and on-market share buy-back authorities		55.90%